UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Wheels Up Experience Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96328L 205

(CUSIP Number)

Peter W. Carter

Executive Vice President – External Affairs
Delta Air Lines, Inc.

1030 Delta Boulevard

Atlanta, GA 30354

(404) 715-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96328L 205	SCHEDULE 13D

1	Names of Reporting Persons DELTA AIR LINES, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 65,763,101
	8	Shared Voting Power 0
	9	Sole Dispositive Power 65,763,101
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,763,101
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 39.4%(1) (2)
14	Type of Reporting Person (See Instructions) CO

_____________________

1 Percentage calculated on the basis of 166,804,525 shares of Class A Common Stock, $0.0001 par value (the “Class A Common Stock”), of Wheels Up Experience Inc. (the “Issuer”), outstanding as of September 20, 2023, as reported by the Issuer on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on September 21, 2023. Neither this percentage nor the shares listed above as being beneficially owned reflect (x) Earnout Shares (as defined in the Issuer’s initial statement on Schedule 13D), which are issuable only upon the achievement of share price thresholds for Class A Common Stock that have not been satisfied, (y) the shares of Class A Common Stock to be issued by the Issuer upon Requisite Shareholder Approval (as defined below) contemplated by the Investor Rights Agreement (as defined below), or (z) the anticipated dilutive effect from grants of shares of Class A Common Stock under the Issuer's equity compensation plans.

2 The percentage reported above does not give effect to the Voting Agreement (as defined below), pursuant to which the Reporting Person has agreed with the Issuer that any shares of Class A Common Stock held directly or indirectly by the Reporting Person in excess of 29.9% of the issued and outstanding Class A Common Stock shall be neutral shares with respect to voting rights, voted on any matter submitted to a vote of the stockholders of the Issuer in the same proportions “for”, “against”, “abstain” and/or “withhold” on such matter as the shares of Class A Common Stock voted by the stockholders of the Issuer other than the Reporting Person.

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Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to the Issuer’s Class A Common Stock and amends and supplements the initial statement on Schedule 13D filed by the Reporting Person on July 22, 2021, as amended by Amendment No. 1 thereto (“Amendment No. 1”), filed by the Reporting Person on August 15, 2023, and by Amendment No. 2 thereto (“Amendment No. 2”), filed by the Reporting Person on August 29, 2023 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby by amended and supplemented by deleting the first paragraph of Item 3 and replacing it with the following:

“The responses of the Reporting Person to Items 2, 4, 5 and 6 of the Schedule 13D, as amended by this Amendment No. 3, are incorporated into this Item 6 by reference.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by deleting the last three paragraphs of Item 4 of Amendment No. 1, as subsequently amended by Amendment No. 2, and replacing it with the following:

“On August 8, 2023, the Reporting Person entered into a short term interim financing arrangement in the form of a secured promissory note (the “Original Note”) under which the Issuer initially borrowed $15 million from the Reporting Person. The Original Note was subsequently amended on August 15, 2023, August 21, 2023, September 6, 2023 and September 14, 2023 (as so amended, the “Secured Promissory Note”), pursuant to which the Reporting Person committed to fund an additional aggregate principal amount of $55 million, bringing the total amount borrowed under the Secured Promissory Note to $70 million. On September 20, 2023 (the “Closing Date”), upon entry into the Credit Agreement (as defined below), the Issuer and the Reporting Person entered into a payoff letter providing for the repayment in full of all outstanding amounts under the Secured Promissory Note and the termination of all commitments to extend credit, and the release of all liens and guarantees, thereunder.

In connection with the Issuer’s prior public announcements relating to the Issuer’s efforts to explore strategic business partnerships and obtain additional capital, on the Closing Date, the Issuer announced the entry into the Credit Agreement, Investor Rights Agreement and Registration Rights Agreement (each as defined and described below) with the Reporting Person and certain other parties.

Credit Agreement

On the Closing Date, the Issuer entered into a Credit Agreement (the “Credit Agreement”) among the Issuer, certain subsidiaries of the Issuer as guarantors, the Reporting Person, CK Wheels LLC (“CK Wheels”) and Cox Investment Holdings, Inc. (“Cox”), as lenders, and U.S. Bank Trust Company, N.A., as administrative agent and as collateral agent. The Credit Agreement provides for a five-year term loan facility in an initial aggregate principal amount of $350 million on the Closing Date, under which the Reporting Person has agreed to lend $150 million. The Credit Agreement also provides for a revolving working capital credit facility in an aggregate principal amount of up to $100 million, which will be provided by the Reporting Person and be available on a revolving basis for two years after the closing date. The proceeds of the term loans and the revolver will be used by the Issuer (i) to repay the Secured Promissory Note, (ii) to pay accrued and unpaid amounts under certain aircraft financings of the Issuer, (iii) for working capital and general corporate purposes, and (iv) to pay related expenses and fees. Borrowings under the Credit Agreement bear interest at a rate of 10% per annum, subject to a potential step-up to 20% as further specified in the Credit Agreement. Interest shall be payable in kind in arrears on a quarterly basis or, at the Issuer’s option, in cash based on certain requirements set forth in the Credit Agreement. The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement filed as Exhibit 1 to this Schedule 13D, which is incorporated by reference herein.

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Investor Rights Agreement

On the Closing Date, the Reporting Person entered into an Investment and Investor Rights Agreement (the “Investor Rights Agreement”) with the Issuer, CK Wheels and Cox (each of the Reporting Person, CK Wheels and Cox, an “Investor” and together, the “Investors”). In connection with the entry into the Investor Rights Agreement, the Reporting Person and the Issuer terminated the Delta Investor Rights Letter. On the Closing Date, the Issuer issued to the Reporting Person 60,563,002 shares of Class A Common Stock as consideration for the transactions contemplated by the Credit Agreement, which, when combined with issuances of Class A Common Stock to the other Investors, in the aggregate represents 80% of the pro forma fully diluted capital stock of the Issuer as of the Closing Date. Under the terms of the Investor Rights Agreement, the Issuer is required to use its best efforts to amend the Issuer’s Certificate of Incorporation, as amended, and the Amended and Restated Bylaws of the Issuer (together, the “Issuer Charter Documents”) as promptly as reasonably practicable following the Closing Date (and in any event, by no later than December 31, 2023) to provide for an increase in the authorized Class A Common Stock in accordance with the terms of the Investor Rights Agreement, and to file with the Securities and Exchange Commission a proxy statement relating to the matters to be submitted to the stockholders of the Issuer at a meeting of such holders for the purpose of adopting such amendment to the Issuer Charter Documents (such approval, the “Requisite Shareholder Approval”). Following the Requisite Shareholder Approval, the Issuer shall issue to the Investors and any additional investors that may join the Investor Rights Agreement pursuant to its terms in a separate issuance an additional 529,926,270 shares of Class A Common Stock, which, when combined with the issuance as of the Closing Date represents 95% of the pro forma fully diluted capital stock of the Issuer as of the Closing Date, subject to dilution from future awards issued under management incentive plans approved by the Board of Directors of the Issuer (the “Board”), and subject to the terms and conditions of the Investor Rights Agreement. The shares of Class A Common Stock issued to the Investors at the Closing Date will vote to obtain the Requisite Shareholder Approval.

Pursuant to the terms of the Investor Rights Agreement, the Issuer and each Investor will use its best efforts to cause the Board to be comprised of twelve directors as follows: (i) four designees of the Reporting Person, (ii) four designees of CK Wheels, (iii) one designee of Cox, (iv) the chief executive officer of the Issuer, and (v) David Adelman and Timothy Armstrong. Each Investor’s ongoing right to designate their respective designees to the Board is subject to ownership thresholds as set forth in further detail in the Investor Rights Agreement.

Under the terms of the Investor Rights Agreement, the Issuer will consult and provide prior notice to the Reporting Person with respect to terminating or appointing replacements of the senior most officer at each of the Issuer and any of its subsidiaries that is an operating company who has primary responsibility for certain aviation and commercial matters. Pursuant to the Investor Rights Agreement, each Investor has agreed with the Issuer to certain transfer restrictions, as well as agreed to a right of first offer, tag-along rights and drag-along rights, in each case, under the terms and subject to the conditions set forth in the Investor Rights Agreement. Additionally, so long as the Reporting Person is entitled to designate at least one director, and so long as CK Wheels is entitled to designate at least one director, in each case, pursuant to the terms of the Investor Rights Agreement, the prior written consent of the Reporting Person and CK Wheels, acting independently, is required prior to the Issuer or the Board causing or permitting any subsidiary of the Issuer to take certain actions, as described in further detail in the Investor Rights Agreement.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement filed as Exhibit 2 to this Schedule 13D, which is incorporated by reference herein.

In connection with the transactions contemplated by the Investor Rights Agreement, the Issuer and the Reporting Person agreed (the “Voting Agreement”) that, so long as Delta owns less than a majority of the outstanding Class A Common Stock of the Issuer, any shares of Class A Common Stock held directly or indirectly by the Reporting Person in excess of 29.9% of the issued and outstanding Class A Common Stock shall be neutral shares with respect to voting rights, voted on any matter submitted to a vote of the stockholders of the Issuer in the same proportions “for”, “against”, “abstain” and/or “withhold” on such matter as the shares of Class A Common Stock voted by the stockholders of the Issuer other than the Reporting Person.

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Registration Rights Agreement

On the Closing Date, the Issuer entered into a Registration Rights Agreement (the “2023 Registration Rights Agreement”) with the Investors. The 2023 Registration Rights Agreement supersedes the Registration Rights Agreement with respect to the rights of the Reporting Person and provides for customary registration rights with respect to the Class A Common Stock issued to the Investors pursuant to the Investor Rights Agreement and certain other equity securities of the Issuer held by the Investors. The foregoing description of the 2023 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the 2023 Registration Rights Agreement filed as Exhibit 3 to this Schedule 13D, which is incorporated by reference herein.

The Reporting Person disclaims membership in a “group” within the meaning of Section 13(d) of the Act and beneficial ownership over any of the shares of Class A Common Stock beneficially owned by any other person, including the other Investors, and nothing in this Amendment No. 3 shall be deemed an admission that the Reporting Person is a member of a “group” within the meaning of Section 13(d) of the Act.”

Item 5.	Interest in Securities of the Issuer

Item 5(a-b) is hereby amended and restated as follows:

“(a-b) The responses of the Reporting Person to rows (7) through (13) on page 1 and Items 2, 3, 4 and 6 of the Schedule 13D, as amended by this Amendment No. 3, are incorporated into this Item 5 by reference.

To the Reporting Person’s knowledge, none of the Covered Persons directly owns any shares of the Class A Common Stock; however, because each Covered Person is a director or executive officer of the Reporting Person, each Covered Person may be deemed to be the beneficial owner of the Class A Common Stock beneficially owned by the Reporting Person. The Covered Persons disclaim any beneficial ownership of the shares of Class A Common Stock held by the Reporting Person. None of the Covered Persons shares voting or dispositive power over any shares of Class A Common Stock held by the Reporting Person.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby by amended and supplemented by deleting the first paragraph of Item 6 and replacing it with the following:

“The responses of the Reporting Person to Items 2, 3, 4, 5 of the Schedule 13D, as amended by this Amendment No. 3, are incorporated into this Item 6 by reference.”

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Credit Agreement, dated as of September 20, 2023, by and among the Issuer, certain subsidiaries of the Issuer as guarantors, Delta Airlines, Inc., certain other lenders party thereto, and U.S. Bank Trust Company, N.A., as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 21, 2023).
Exhibit 2

Investment and Investor Rights Agreement, dated as of September 20, 2023, by and among the Issuer, Delta Air Lines, Inc. and certain other parties thereto (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed on September 21, 2023).

Exhibit 3	Registration Rights Agreement, dated as of September 20, 2023, by and among the Issuer, Delta Air Lines, Inc. and certain other parties thereto (incorporated by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed on September 21, 2023).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2023	DELTA AIR LINES, INC.

	By:	/s/ Peter W. Carter
Peter W. Carter
Executive Vice President – External Affairs

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